Exhibit 99.1

Foresight Announces Fourth Quarter and Full Year 2024 Financial Results

NESS ZIONA, Israel — March 24, 2025 — Foresight Autonomous Holdings Ltd., (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today reported financial results for the fourth quarter and full year ended December 31, 2024.

Foresight had revenues of $436,000 for the year ended December 31, 2024 and ended the year 2024 with $7.2 million in cash, cash equivalent and restricted cash. Since the beginning of 2025, the Company has secured an additional $4.75 million in financing, mainly through the sale of securities in Eye-Net Mobile Ltd. (“Eye-Net”), which we believe has strengthened the Company’s financial position.

For the year ended December 31, 2024, the Company reported a U.S. generally accepted accounting principles (“GAAP”) net loss of $11.1 million, a 39.5% decrease from a GAAP net loss of $18.4 million reported for the same period in 2023.

Foresight reported a GAAP net loss of $3.1 million for the fourth quarter 2024, compared to $3.6 million for the fourth quarter of 2023, and a non-GAAP net loss of $2.8 million for the fourth quarter of 2024, compared to $3.3 million for the fourth quarter of 2023. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

“The fourth quarter of 2024 was a transformative period for Foresight, marked by significant strategic agreements and technological advancements across multiple industries,” commented Haim Siboni, Chief Executive Officer of Foresight. “From launching our cutting-edge stereoscopic sensor kits to securing major collaborations in autonomous tractors, smart parking, and artificial intelligence-driven mobility solutions, we have reinforced our leadership in 3D perception technology.”

“We are pleased to report progress in our strategic collaboration with KONEC Co. Ltd. (“KONEC”) in South Korea. Our ongoing co-development efforts have established a strong foundation for commercializing our advanced 3D perception solutions. We anticipate substantial revenue opportunities from this collaboration and are committed to contributing to South Korea’s continued technological leadership in the autonomous vehicle sector.”

“Additionally, Eye-Net, Foresight’s wholly owned subsidiary, made important strides in the European market through its agreement with Software République, with key players such as the Renault Group and Orange S.A., advancing the deployment of its vehicle-to-everything (“V2X”) collision prevention solution to enhance urban mobility and road safety.”

“Furthermore, we believe that our alignment with the expected U.S. regulatory support and federal framework for autonomous vehicles underscores the long-term potential of our technology. With commercial agreements projecting millions in potential future revenue and potential joint ventures on the horizon, Foresight is well on its way to shaping the future of autonomous mobility and industrial automation,” concluded Siboni.

Recent Corporate Highlights:

●	Foresight signed a commercial cooperation agreement with South Korean Tier-One supplier KONEC to distribute Foresight’s advanced 3D perception solutions across multiple sectors, including passenger and commercial vehicles, autonomous logistics, geofenced autonomous vehicles, agriculture, and heavy machinery. KONEC forecasts sales of $1.5 million by 2027, with potential revenues reaching $7 million by 2029. The agreement grants KONEC exclusive distribution rights in South Korea for 2025, contingent on meeting sales targets. Following a successful co-development project backed by Hyundai’s Foundation of Korea Automotive Parts Industry Promotion, the parties are also considering a joint venture, including a potential manufacturing facility, to accelerate commercialization.

●	Foresight and Tata Elxsi Limited signed a multi-phase collaboration agreement to accelerate the development and commercialization of advanced driver assistance systems (“ADAS”) and autonomous vehicle solutions. The partnership will leverage Foresight’s 3D stereoscopic technology and Tata Elxsi Limited’s system integration expertise, initially targeting the Indian automotive market before expanding globally. The collaboration will focus on integrating ADAS into passenger vehicles, heavy machinery, and agricultural equipment, with plans to develop semi- and fully autonomous vehicle features. Tata Elxsi Limited will introduce and promote Foresight’s technology to its customer base. This collaboration aims to enhance vehicle safety and efficiency while expanding Foresight’s presence in the Indian market.

●	Foresight launched six advanced stereoscopic sensor kits—ScaleCam™ Vision, ScaleCam™ Thermal, and QuadSight® in various configurations—to enhance 3D perception in industrial automation and autonomous mobility. Designed for serial production, these kits empower developers and manufacturers across diverse sectors, including automated special purpose vehicles, warehouse and logistics automation, drones, unmanned aerial vehicles, aviation, and autonomous vehicle applications. ScaleCam Vision delivers high-resolution 3D point clouds, ScaleCam Thermal ensures reliable performance in poor visibility, and QuadSight integrates visible-light and thermal imaging for cost-effective autonomous solutions. The portfolio aims to accelerate innovation by providing developers with highly accurate 3D perception tools, reducing development time and enhancing safety across multiple industries.

●	Foresight announced that its cutting-edge 3D perception technology is in line with expected regulatory support for autonomous vehicles under the Trump administration. With a commitment to establishing a federal framework for self-driving technology, the Trump administration’s approach could create new opportunities for Foresight’s stereoscopic vision systems, which combine visible-light and thermal infrared cameras for precise environmental mapping and object detection. The Company believes its technology is suited for integration as a primary sensor suite in autonomous vehicles, addressing regulatory challenges while advancing innovation in the U.S. autonomous transportation sector.

●	Eye-Net Mobile signed an agreement with Software République to integrate and test its V2X collision prevention solution in Bordeaux, France. This initiative, part of a broader mobility project involving major industry players and public institutions, aims to enhance road safety through real-time digital services. Successful testing could lead to widespread deployment across Bordeaux and expansion into multiple European cities. Eye-Net’s technology provides real-time alerts to road users, creating a safer and more connected transportation ecosystem while opening significant commercial opportunities in the European mobility sector.

●	Foresight, GINT Ltd, and KONEC signed a multi-phase collaboration agreement to develop advanced 3D perception solutions for autonomous tractors and construction equipment in South Korea. Initially, they will design and commercialize autonomous tractor kits incorporating Foresight’s visible-light and thermal infrared camera technology to enhance safety and efficiency. The partnership aims to expand into semi- and fully autonomous solutions for commercial vehicles and fleet management. The parties plan to finalize a commercial agreement by early 2025, with the intent to drive innovation in agricultural and construction automation.

●	Foresight signed a collaboration agreement with Bumhan Motors Ltd., a leading South Korean bus manufacturer, to develop advanced 3D perception solutions for autonomous electric buses and commercial vehicles. The collaboration aims to enhance safety and efficiency, with plans to finalize a commercial agreement in the first half of 2025. Bumhan Motors Ltd. projects sales of 200 electric buses in 2025, increasing to 3,000 units annually by 2029, marking a significant opportunity for Foresight in the autonomous vehicle market.

Fourth Quarter 2024 Financial Results

●	Revenues for the fourth quarter of 2024 decreased by 26.8% to $101,000, compared to $138,000 for the fourth quarter of 2023. The revenues were generated primarily from the successful completion of a proof-of-concept (“POC”) project with KONEC in the amount of $33,000 and from a commercialization agreement with Elbit Systems Land Ltd. (“Elbit”) in the amount of $32,000.

●	Research and development (“R&D”) expenses, net for the fourth quarter of 2024 were $2,176,000, a 10.5% decrease compared to $2,430,000 for the fourth quarter of 2023. The decrease is mainly attributable to a decrease in payroll and related expenses and decrease in subcontracted work and consultants.

●	Sales and marketing (“S&M”) expenses for the fourth quarter of 2024 were $306,000, an increase of 5.5% compared to $290,000 for the fourth quarter of 2023.

●	General and administrative (“G&A”) expenses for the fourth quarter of 2024 were $770,000, an increase of 14.1% compared to $675,000 in the fourth quarter of 2023. The increase is primarily attributable to an increase in other expenses.

●	Financial income, net for the fourth quarter of 2024 was $75,000, compared to financial expenses, net of $255,000 in the fourth quarter of 2023. Financial income, net for the fourth quarter of 2024, consisted of a profit from the revaluation of the Company’s investment in Rail Vision Ltd. (“Rail Vision”) to its fair value in the amount of $57,000 and from interest income in the amount of $43,000, offset by exchange rate differences and other expenses in the amount of $25,000. Finance expenses, net for the fourth quarter of 2023, consisted of a loss from the revaluation of the Company’s investment in Rail Vision to its fair value in the amount of $759,000, offset by exchange rate differences and others in the amount of $383,000 and by interest income in the amount of $121,000.

●	GAAP net loss for the fourth quarter of 2024 was $3,100,000, or $0.01 per ordinary share, compared to a GAAP net loss of $3,551,000, or $0.011 per ordinary share, in the fourth quarter of 2023.

●	Non-GAAP net loss for the fourth quarter of 2024 was $2,847,000, or $0.01 per ordinary share, compared to a non-GAAP net loss of $3,293,000 in the fourth quarter of 2023, or $0.01 per ordinary share. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

Full Year 2024 Financial Results

●	Revenues for the full year ended December 31, 2024, decreased by 12.3% to $436,000, compared to $497,000 for the full year ended December 31, 2023. The revenues for the full year ended December 31, 2024 were generated primarily from the commercialization agreement of the Company with Elbit in the amount of $162,000, from the completion of a successful POC project with KONEC in the amount of $55,000, from the completion of a successful POC project of Eye-Net with SoftBank Corp. in the amount of $74,000 and from a successful POC project of Eye-Net with two leading Japanese vehicle manufacturers in the amount of $83,000.

●	R&D expenses, net for the full year ended December 31, 2024, were $9,143,000, a decrease of 21.1% compared to $11,587,000 for the full year ended December 31, 2023. The decrease is mainly attributable to a decrease in payroll and related expenses and a decrease in subcontracted work and consultants, offset by an increase in travel expenses.

●	S&M expenses for the full year ended December 31, 2024, were $1,120,000, a decrease of 42.2% compared to $1,939,000 for the full year ended December 31, 2023. The decrease is mainly attributable to a decrease in payroll and related expenses, a decrease in consultants and a decrease in exhibitions and travel expenses.

●	G&A expenses for the full year ended December 31, 2024, were $2,677,000, a decrease of 14.2% compared to $3,119,000 for the full year ended December 31, 2023. The decrease is mainly attributable to a decrease in payroll and related expenses and in professional services.

●	Financial income, net for the full year ended December 31, 2024, was $1,538,000, compared to financial expenses, net of $2,119,000 for the full year ended December 31, 2023. Financial income, net for the year ended December 31, 2024, consisted of gain from the sale of all Rail Vision shares and from the revaluation of the Rail Vision warrants to its fair value in the amount of $1,444,000 and from interest income in the amount of $431,000, offset by exchange rate differences and others in the amount of $337,000. Financial expenses, net for the year ended December 31, 2023, consisted of loss from the revaluation of the Company’s investment in Rail Vision to its fair value in the amount of $2,320,000 and from exchange rate differences and others in the amount of $466,000, offset by interest income in the amount of $667,000.

●	GAAP net loss for the full year ended December 31, 2024, was $11,138,000, or $0.02 per ordinary share, a decrease of 39.5% compared to a GAAP net loss of $18,410,000 for the full year ended December 31, 2023, or $0.056 per ordinary share.

●	Non-GAAP net loss for the full year ended December 31, 2024, was $10,350,000, or $0.02 per ordinary share, a decrease of 39% compared to a non-GAAP net loss of $16,969,000 for the full year ended December 31, 2023, or $0.051 per ordinary share.

Balance Sheet Highlights

●	Cash and cash equivalents and restricted cash totaled $7.2 million as of December 31, 2024, compared to $15.7 million in cash, restricted cash, and short-term deposits as of December 31, 2023.

●	GAAP total equity totaled $6.7 million as of December 31, 2024, a decrease of 58.1% compared to $16.0 million as of December 31, 2023. The decrease is mainly attributable to the net loss for the period in the amount of $11,138,000 offset by share-based payments in the amount of $788,000, and from the issuance of ordinary shares, net of issuance expenses, in the amount of $903,000.

In addition, as a Foreign Private Issuer, Foresight is not required to file or publish its first and third quarter financial results, and does not intend to do so in 2025.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with GAAP, the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that its co-development efforts with KONEC have established a strong foundation for commercializing its advanced 3D perception solutions, that it anticipates substantial revenue opportunities from this collaboration, that it is committed to contributing to South Korea’s continued technological leadership in the autonomous vehicle sector, the potential benefits of its various collaboration agreements and potential revenues that may be derived from such agreements, the belief that its alignment with the expected U.S. regulatory support and federal framework for autonomous vehicles underscores the long-term potential of its technology and that the Trump administration’s potential federal framework for self-driving technology may create new opportunities, its belief that it may shape the future of autonomous mobility and industrial automation, the prospective next phases and aims of its collaboration with Tata Elxsi Limited, its aims with respect to its stereoscopic sensor kit portfolio, the aims of Eye-Net’s agreement with Software République, and the aims and projections of the collaboration agreement between Foresight and Bumhan Motors Ltd. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

FORESIGHT AUTONOMOUS HOLDINGS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31, 2024	As of December 31, 2023
ASSETS

Current assets:
Cash and cash equivalents	$7,082	$15,635
Restricted cash	100	99
Marketable equity securities	71	474
Trade Receivables	113	308
Other current receivables	480	531
Total current assets	7,846	17,047

Non-current assets:
Operating lease right-of-use asset	1,576	1,802
Fixed assets, net	323	461
	1,899	2,263

Total assets	$9,745	$19,310

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$297	$136
Operating lease liability	289	468
Other current payables	1,157	1,548
Total current liabilities	1,743	2,152

Non-current liabilities:
Operating lease liability	1,272	1,163

Total liabilities	3,015	3,315
Shareholders’ equity:
Ordinary shares of NIS 0 par value;	-	-
Additional paid-in capital	137,094	135,282
Accumulated deficit	(131,028)	(119,890)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	6,066	15,392
Non-Controlling Interest	664	603
Total equity	6,730	15,995

Total liabilities and shareholders’ equity	$9,745	$19,310

FORESIGHT AUTONOMOUS HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2024	2023	2024	2023
Revenues	436	497	101	138

Cost of revenues	172	143	24	39

Gross profit	264	354	77	99

Research and development, net	(9,143)	(11,587)	(2,176)	(2,430)

Sales and marketing	(1,120)	(1,939)	(306)	(290)

General and administrative	(2,677)	(3,119)	(770)	(675)

Operating loss	(12,676)	(16,291)	(3,175)	(3,296)

Financing income (expenses), net	1,538	(2,119)	75	(255)

Net loss	(11,138)	(18,410)	(3,100)	(3,551)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2024	2023	2024	2023

Net cash used in operating activities
Loss for the year	(11,138)	(18,410)	(3,100)	(3,551)

Adjustments to reconcile loss to net cash (provided by) used in operating activities:	83	3,484	480	(45)

Net cash used in operating activities	(11,055)	(14,926)	(2,620)	(3,596)

Cash Flows from Investing Activities
Changes in short term deposits	-	7,216	-	-
Purchase of fixed assets	(62)	(124)	-	(10)
Proceeds from sales of marketable securities	1,847	-	(7)	-

Net cash provided by (used in) investing activities	1,785	7,092	(7)	(10)

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	903	4,181	857	4,048

Net cash provided by financing activities	903	4,181	857	4,048

Effect of exchange rate changes on cash and cash equivalents	(185)	112	14	1,094

Increase (decrease) in cash and cash equivalents and Restricted cash	(8,552)	(3,541)	(1,756)	1,536
Cash and cash equivalents and Restricted cash at the beginning of the period	15,734	19,275	8,938	14,198

Cash and cash equivalents and Restricted cash at the end of the period	7,182	15,734	7,182	15,734

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash provided by (used in) operating activities:	Year ended December 31,		Three months ended December 31,
	2024	2023	2024	2023
Share-based payment	788	1,441	253	258
Depreciation	200	263	47	72
Revaluation of marketable securities	(1,444)	2,330	(56)	754
Exchange rate changes on cash and cash equivalents	185	(112)	(14)	(1,094)
Changes in assets and liabilities:
Decrease in other current assets	51	311	163	384
Increase (decrease) in trade payables	161	(179)	16	(115)
Increase (decrease) in trade receivables	195	(308)	317	(308)
Change in operating lease liability, net	156	(18)	34	101
Decrease in other payables	(209)	(244)	(280)	(97)

Adjustments to reconcile loss to net cash provided by (used in) operating activities	83	3,484	480	(45)

Supplemental cash flow information related to Non-Cash Activities:
	Year ended		Three months ended
	December 31,		December 31,
	2024	2023	2024	2023
Accrued issuance costs recorded in shareholders’ equity	—	92	—	92
Shareholder debt waiver recognized as capital contribution	182	—	29	—
Increase of lease liability and operating lease right-of-use asset due to lease modification	637	—	—	—

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands

	Year ended December 31		Three months ended December 31,
	2024	2023	2024	2023
GAAP operating loss	(12,676)	(16,291)	(3,175)	(3,296)
Share-based compensation in cost of services	1	9	-	2
Share-based compensation in research and development	387	849	115	152
Share-based compensation in sales and marketing	36	118	15	17
Share-based compensation in general and administrative	364	465	123	87
Non-GAAP operating loss	(11,888)	(14,850)	(2,922)	(3,038)

GAAP net loss	(11,138)	(18,410)	(3,100)	(3,551)
Share-based compensation expenses	788	1,441	253	258
Non-GAAP net loss	(10,350)	(16,969)	(2,847)	(3,293)